Exhibit 99.1
WYNN RESORTS

April 19, 2018

Elaine Wynn
3800 Howard Hughes Parkway
Suite 960
Las Vegas, NV 89169

Dear Elaine,

I write on behalf of the Board of Directors of Wynn Resorts. We are in receipt of your letter dated April 17, 2018, requesting that we re-open the director nomination window for the Company's 2018 annual meeting. As you are aware, the director nomination deadline established under the Company's bylaws and disclosed in our 2017 proxy statement closed nearly three months ago, on January 21, 2018. We do not believe that re-opening the advance notice nomination deadline is appropriate or justified.

As we hope you will see from our announcement (attached for your convenience), following a deliberative process announced weeks ago, we have made immediate and meaningful change to our Board by adding three new highly qualified, diverse, and independent directors. We welcome input from our shareholders and look forward to engaging with you constructively in the future.

Sincerely,

/s/ D. Boone Wayson

D. Boone Wayson
Chairman of the Board of Directors

3131 las vegas boulevard south las vegas NV 89109 tel (702) 770 7000 www.wynnresorts.com

Wynn Resorts Appoints Three New Independent Directors
Company continues commitment to strengthen the composition, skills and experience of its Board
Women now make up 36% of Wynn Board

LAS VEGAS (April 18, 2018) — The Board of Directors of Wynn Resorts (NASDAQ: WYNN) announced that it has expanded its board to 11 members, with the appointment of Betsy Atkins, Dee Dee Myers and Wendy Webb as independent directors, effective immediately. The Board approved the new directors at a previously scheduled meeting in-person in Las Vegas on April 17, 2018.

The appointments, which were made after a lengthy search by the Nominating and Corporate Governance Committee with the assistance of a search firm, involved interviews of solely independent candidates and advances the Company’s commitment to diversify the gender, skills and experience of the Board. These independent directors strengthen the Board’s expertise in corporate governance, communications and public affairs, technology, strategic positioning, hospitality and branding.

The Wynn Resorts Board now comprises 36% women, bringing Wynn into the top 40 S&P 500 companies in terms of female board representation.

“We are pleased to welcome Betsy, Dee Dee and Wendy to the Wynn Resorts Board of Directors following a thorough search process that included input from shareholders and an independent executive search firm,” said D. Boone Wayson, Chairman of the Wynn Resorts Board of Directors. “We are confident that their extensive and wide-ranging expertise will provide fresh and valuable perspectives to support the Company’s leadership team and business strategy.

“To be clear, this is the first step in our effort to refresh the Board.” said Wayson. “We intend to add additional new directors in the coming months. The Board is committed to enhancing value for our shareholders, delivering superior experiences for customers and creating a supportive and inclusive environment for all of the Company’s employees.”

Matt Maddox, Chief Executive Officer of Wynn Resorts, said, “I am thrilled to welcome these highly qualified independent directors to our Board. We have made it a priority to implement meaningful change at Wynn Resorts and are committed to elevating our corporate governance practices and fostering a diverse and inclusive workplace. In addition to strengthening our Board, these appointments make Wynn a global leader in board diversity.”

Maddox continued, “These appointments signify a turning point for us, and I look forward to working with each of our new directors as we usher in a new era at Wynn.”

The new additions to the Board and resulting change in board composition are part of a series of significant strategic changes made by the Company. As previously announced, the Board has launched an internal investigation, led by a third-party law firm, into the Company’s awareness and response to allegations regarding its former CEO, Steve Wynn. Other recent significant actions to improve the workplace environment and further stabilize Wynn initiated by the Board and Maddox include:

•	The separation of Steve Wynn from all company operations and the sale of all of Mr. Wynn’s stock in the Company, including 8 million shares to two long-term institutional investors.

•	Settling six years of litigation with Universal Entertainment for $2.4 billion, an effective redemption price of $78 per Company share.

•	Raising $927 million through the sale of 5.3 million shares in Wynn Resorts to Galaxy Entertainment Group, Macau.

•	The resolution of litigation filed in 2012 by former Board Member Elaine Wynn, thereby finally resolving all claims in that litigation with no payment by Wynn Resorts.

•	The creation of a new department within the Company to focus on gender equality, diversity, fair treatment and female leadership.

•	The launch of new employee benefits, such as paid parental leave – making Wynn the first casino resort company to do so in Las Vegas.

The Company and all new board members will promptly comply with all regulatory requirements.

About Betsy Atkins

Betsy Atkins is recognized as an expert in corporate governance and digital transformation, consumer experience and technology. Her corporate governance experience is extensive and includes technology, retail, financial services, healthcare, restaurants and hospitality, automotive and logistics. Ms. Atkins is a published author, her work on Corporate Governance includes: The Financial Times, National Association of Corporate Directors (NACD), Business Insider and Forbes.

Ms. Atkins is a three-time CEO, serial entrepreneur and founder of Baja Corporation, an independent venture capital firm focused on technology, renewable energy and healthcare, which made early investments in companies such as Yahoo, eBay and Selectica. Previously she was CEO of NCI, a creator and manufacturer of nutraceutical foods, such as PowerBar. Ms. Atkins was also CEO of Clear Standards, which developed enterprise level software for energy management and sustainability.

Ms. Atkins currently serves on the boards of Cognizant, SL Green Realty and Schneider Electric, and is a member of the board of Volvo Cars (private).

About Dee Dee Myers

Margaret (Dee Dee) Myers has extensive experience in corporate responsibility, communications and corporate and public positioning.

Ms. Myers is an executive at Warner Bros. Entertainment, where she is Executive Vice President for Worldwide Corporate Communications and Public Affairs. She leads the company’s strategic communications, positioning, corporate responsibility and philanthropy programs. Ms. Myers has consulted extensively in strategic and crisis communications and reputation management.

Ms. Myers was the first woman to serve as White House Press Secretary during President Bill Clinton’s first term. She has worked as an analyst, commentator and writer, as well as a contributing editor for Vanity Fair.

Her New York Times bestseller Why Women Should Rule The World (2009, Harper Perennial) makes the solid case for female leadership in business, politics and communities, and her frequent appearances on broadcast and cable television, radio and in print, including as co-host of CNBC’s program “Equal Time,” ensured women’s opinions were heard in Washington.

About Wendy Webb

Winifred (Wendy) Webb has significant industry experience in travel and tourism, hospitality, media and entertainment, retailing, consumer products, e-commerce and other sectors. She is CEO of Kestrel Advisors, which advises corporations on growth initiatives, governance, investor relations and strategic issues.

Her background includes 20 years as a senior executive at The Walt Disney Company, including as Senior Vice President of Investor Relations and Shareholder Services, responsible for the company’s strategic and financial communications worldwide. Ms. Webb also served as Executive Director of The Walt Disney Company Foundation, supporting the company’s philanthropy and brand-building. She also held C-suite positions at e-commerce leader Ticketmaster and investment firm Tennenbaum Capital Partners.

Ms. Webb is currently a director of ABM Industries, where she serves on the Audit Committee and Strategy and Risk Committee, and is on the board of 9 Spokes, a software company. Previously, she was on the board of TiVo and of Jack In The Box, serving on the Finance and Audit Committees and chairing a Corporate Governance Committee. She is co-chair of non- profit organization Women Corporate Directors (WCD) in Los Angeles.

About Wynn Resorts
Wynn Resorts, Limited is traded on the Nasdaq Global Select Market under the ticker symbol WYNN and is part of the S&P 500 Index. Wynn Resorts owns and operates Wynn Las Vegas (wynnlasvegas.com), Wynn Macau (wynnmacau.com) and Wynn Palace, Cotai (wynnpalace.com).

Wynn and Encore Las Vegas feature two luxury hotel towers with a total of 4,750 spacious hotel rooms, suites and villas, approximately 192,000 square feet of casino space, 22 dining experiences featuring signature chefs and 11 bars, two award-winning spas, approximately 290,000 square feet of meeting and convention space, approximately 110,000 square feet of retail space as well as two showrooms; three nightclubs, a beach club and recreation and leisure facilities. A luxury retail Strip-front expansion, Wynn Plaza, is currently under construction and is scheduled to debut the second half of 2018.

Wynn Macau is a luxury hotel and casino resort located in the Macau Special Administrative Region of the People's Republic of China with two luxury hotel towers with a total of 1,008 spacious rooms and suites, approximately 273,000 square feet of casino space, casual and fine dining in eight restaurants, approximately 31,000 square feet of meeting and convention space, approximately 59,000 square feet of retail space, and recreation and leisure facilities including two opulent spas, a salon and a rotunda show.

Wynn Palace is a luxury integrated resort in Macau. Designed as a floral-themed destination, it boasts 1,706 exquisite rooms, suites and villas, approximately 420,000 square feet of casino space, 11 food and beverage outlets, approximately 37,000 square feet of meeting and convention space, approximately 106,000 square feet of designer retail, SkyCabs that traverse an eight-acre Performance Lake, an extensive collection of rare art, a lush spa, salon and recreation and leisure facilities.

Wynn Resorts is currently constructing Wynn Boston Harbor located in Everett, Massachusetts.

Additional Information and Where to Find It

The Company has filed a definitive proxy statement and a form of associated proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Company’s 2018 Annual Meeting of Shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT, THE ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Company’s shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC free of charge at the SEC’s website at www.sec.gov. Copies will also be available free of charge at the Company’s website at wynnresorts.com.

Certain Information Regarding Participants

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Company’s 2018 Annual Meeting of Shareholders. Information about the Company’s directors and executive officers is available in the Company’s proxy statement filed with the SEC on April 18, 2018 with respect to the Company’s 2018 Annual Meeting of Shareholders. To the extent holdings of the Company’s securities by such directors or executive officers have changed since the amounts printed in the proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

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Contact:
Michael Weaver, Wynn Resorts 702.770.7501
michael.weaver@wynnlasvegas.com